GOLDCORP REPORTS POSITIVE PROGRESS ON PROJECT PIPELINE

Vancouver, September 25, 2017 - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") is pleased to provide an update of its extensive project pipeline that forms the basis of its five–year 20/20/20 plan that would see the Company increase gold production and gold reserves by 20%, while decreasing all-in sustaining costs per ounce by 20%.

"The significant progress we have made on our development and exploration projects has given us increased confidence in our 20/20/20 objectives and identified new opportunities for outperformance at Cerro Negro, Peñasquito and Coffee," said David Garofalo, President and Chief Executive Officer. "We are also pleased with the substantial progress of our longer-term projects Century, NuevaUnión and Cerro Casale/Caspiche that are poised to provide meaningful long-term gold production and value growth."

Highlights:

- **Exploration Discovery at Cerro Negro as New Expansion Study Commenced.** High-grade Silica Cap discovery includes drill intercept of 19.66 m at 28.59 g/t gold; 115.75 g/t silver. The Company has commenced a concept study of a low capital cost, 10% to 20% expansion to the nameplate capacity of the 4,000 tonnes per day plant.

- **Pyrite Leach Project at Peñasquito Ahead of Schedule and Under Budget.** The project has achieved 40% completion on its $420 million investment, which is expected to be commissioned three months ahead of schedule by the fourth quarter of 2018.

- **Continued Exploration Success at Coffee Demonstrates Large Scale Geological Potential and Possible Production Profile Increases.** Step out drilling expands oxide resource into new AmeriKona zone. Recent results include 22.9 m at 1.93 g/t gold from a depth of 41.2 m. Drilling into new sulphide areas returns an intercept of 30.5 m at 7.24 g/t gold from a depth of 38.1 m.

- **Century Base Case Prefeasibility Nears Completion with Initial Gold Reserve Expected; Borden on track for commercial production in 2019.** The base case Century prefeasibility study, to be completed in October 2017, has been based on over 4.5 million ounces of current Indicated resources, mainly from the Dome Century pit. Together with the Borden Project, currently under construction, significant increases in gold production from the Porcupine District are expected.

GOLDCORP

- **NuevaUnión Joint Venture (50/50 Teck) Advancing Towards Feasibility Stage as Prefeasibility Study Nears Completion.** The prefeasibility study is expected to be completed early in the first quarter of 2018, at which point Goldcorp expects to enter the feasibility and permitting phase.

- **Cerro Casale/Caspiche Joint Venture (50/50 Barrick) Establishes Project Team and Commences Exploration Program.** Project team commences prefeasibility study on consolidation of large-scale Caspiche and Cerro Casale deposits into one operating district. An aggressive district-scale exploration program has been commenced on the 20,000 hectare property position.

Cerro Negro Operational Improvements and Exploration Success Drive Potential Expansion

The *Cerro Negro* operation (100% owned, Argentina) continues to strengthen operating performance while demonstrating strong exploration potential. Some recent highlights include:

- Mine development has achieved record rates of 25 meters per day and daily production has reached the 3,000 tonnes per day level.

- Cerro Negro delivered $50 million in annual sustainable cost savings in 2016 through its optimization work and is expected to add another $25 million in 2017.

- The exploration program was expanded with successful results, as evidenced by the new Silica Cap discovery.

- A generative exploration program was implemented and is expected to add multiple targets throughout the summer field season on the 269 km^2 land package.

The Cerro Negro complex has been steadily increasing production from the Eureka and Marianas Central mines to achieve a throughput rate of 3,000 tonnes per day. Production is expected to increase to nameplate capacity of 4,000 tonnes per day when the Marianas Norte and Emelia mines are brought on line.

Accelerated development of an additional mining front is being contemplated that would allow Cerro Negro to potentially increase plant throughput by 10% to 20% beyond nameplate capacity of 4,000 tonnes per day. The Cerro Negro processing plant was designed for future expansion at a relatively low cost due to preconstructed infrastructure, including foundations for additional leaching tanks, that could accommodate higher throughput at low incremental capital investment. An expansion concept study is expected to be completed by the end of 2018.

Exploration programs and target definition in the near and medium term will be key to support expansion opportunties. Current reserves at Cerro Negro are calculated on 9 veins. By comparison, Anglogold Ashanti's Cerro Vanguardia mine, located in the same province with similar host rocks, style and controls on mineralization, has produced over 4 million ounces of gold and had reserves calculated on 100 veins with an accumulated strike length of 190 km over its life of mine. Exploration is still at an early stage in this district where a portfolio of 32 vein targets has been identified. Recent assay results from hole SCDD-17029 at the Silica Cap target returned a true thickness intersection of 30.69 m at 19.10 g/t gold; 76.40 g/t silver (Including I: 19.66 m at 28.59 g/t gold; 115.75 g/t silver and Including II: 4.5 m at 54.15 g/t gold; 125.43 g/t silver) attesting to the prospectivity of the district and supporting the potential for higher production rates beyond the current design capacity of 4,000 tonnes per day. As well as Silica Cap, drilling has commenced on the new Eureka SE target, a 600 meter exposed quartz vein complex at surface with total target length of 4 km. (see appendix 1 for table of drill intercepts)


2395000
2400000
2405000
2410000
2415000
4815000
4810000
4805000
4800000
4795000
4790000
N
5,000 m
San Marcos
Mariana Norte
Mariana Central
Eureka
Vein Zone
Silica Cap
Bajo Negro
Legend
Vein system
Post-mineral rocks
Vein systems
Pre-mineral rocks

Figure 1: Cerro Negro Plan View

Peñasquito Expansion Ahead of Schedule and Under Budget

At *Peñasquito* (100% owned, Mexico), the Pyrite Leach Project ("PLP") is 40% complete and expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings, and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine.

In addition, Goldcorp expects to complete the prefeasibility study on Eco-Tails by the first quarter of 2018. The Eco-Tails project has the potential to save in excess of 125 million m^3 of water and reduce sustaining capital requirements of the tailings storage facility and additional wellfields during the life of the mine, representing estimated savings of $10 to $15 million annually. The financial benefits of this project are not only significant for Peñasquito but as the technology is developed further, consideration of its application to other large projects, such as the Cerro Casale/Caspiche Joint Venture, could lead to major financial, social and environmental benefits.

Coffee Project Demonstrates District Potential as it Prepares for Construction

Since the acquisition of the Coffee Project (100% owned, Canada) in July 2016, the Company has accelerated and expanded the scope of exploration in this developing new gold camp. Goldcorp acquired the project not only for the high-grade Coffee gold deposit, but also to participate in the development of the growing mineral wealth within the highly prospective Tintina Gold Province which is endowed with approximately 150 million ounces of gold across Yukon and Alaska.

Government support for increased investment in the Yukon mineral industry is evidenced by the recent joint announcement from Yukon Territory and Canadian Federal Governments of a C$360 million program for the Yukon Resource Gateway Project which will help upgrade over 650 km of road infrastructure to access mineral-rich areas of the Yukon, including the Dawson Range where the Coffee Project is located.

The Coffee Project contains numerous near-surface drill targets, with an accumulated strike length of more than 12 km, remaining to be systematically tested for additional oxide open pit resources, and all mineralized zones remain open at depth. Furthermore, only 30% of the property has systematic soil sampling coverage. The Company has expanded the 2017 exploration budget to approximately C$20M through a recently implemented acceleration plan to capitalize on the success of the drilling programs so far this season, and to provide adequate resourcing to the Coffee exploration team to achieve Goldcorp's long-term objective to develop a camp that could produce 400,000 to 500,000 ounces of gold per annum.


Coffee Project
2017 Drill Program
Figure:
Date: Sep 21, 2017
Drawn by: TB
Page Size: 11" x 17"
GOLDCORP
Legend
Coffee Property
2017 Drilling
Resource
Planned pit
2010-2016 Drilling
Mineralized trend
AmerikonaTrend
>30ppb Au in Soils
578000
580000
582000
584000
586000
Kazaar
T3 North/
Supremiato
Halfway Creek
Supremo
AmeriKona
Kona North
Americano
4 km Americano - Kona Trend
Kona
Espresso
Latte West
WRSF
Decaf
Supremo T8-9
Arabica
Double Double
Latte
ROM Stockpile
Heap Leach Facility
Latte Creek
Meters
NAD 1983 UTM Zone 7N
1:27,250

Figure 2: Coffee Project Plan View

Almost 50,000 meters have been drilled to date this season, with another 25,000 meters planned before the end of the season. Encouraging initial reverse circulation drill results have recently been received from the new AmeriKona zone, located within a 4 km soil anomaly, 3 km to the west of the current Latte pit. Broad mineralized intercepts have returned the following highlights from recent drilling within a 1.5 km segment of this anomaly (see appendix 1 for additional details):

Hole Number	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
CFR1463	AmeriKona	65.5	82.3	16.8	11.2	2.17
And	AmeriKona	96.0	108.2	12.2	8.1	1.74
CFR1465	AmeriKona	106.7	125.0	18.3	12.2	1.39
CFR1466	AmeriKona	56.4	79.3	22.9	15.2	1.58
And	AmeriKona	99.1	105.2	6.1	4.1	1.38
CFR1468	AmeriKona	88.4	115.8	27.4	18.3	1.37
CFR1469	AmeriKona	36.6	65.5	29.0	19.3	1.65

CFR1470	AmeriKona	152.4	164.6	12.2	8.1	2.79
And	AmeriKona	187.5	199.6	12.2	8.1	1.14
CFR1452	Americano	38.1	68.6	30.5	20.3	7.24
CFR1455	Americano	59.4	65.5	6.1	4.1	3.12
CFR1458	Americano	64.0	68.6	4.6	3.0	1.97
And	Americano	94.5	97.5	3.1	2.0	3.93

As well as continuing to test shallow oxide targets, the mineralized structures extend over several kilometers and have only been tested to relatively shallow depths (approximately 200 meters below the surface). A first phase of deep drilling to test the sulphide potential of the project has commenced at the Latte target, with additional holes planned at Supremo before the end of the 2017 field season.

Goldcorp has entered into an agreement with JDS Energy & Mining Inc. ("JDS") for the development and early operations of the Coffee Project. Under this agreement, JDS is responsible for the engineering, procurement, construction, commissioning, and, at Goldcorp's option, for the first two years of operations. The JDS team is familiar with the Coffee Project through their previous involvement in the development of the Kaminak Feasibility Study published in early 2016.

Significant progress has been made with First Nation partners in the Yukon. Tr'ondek Hwech'in, whose Traditional Territory covers 100% of the project footprint, and Goldcorp have completed negotiations on the financial terms of an agreement. The Goldcorp team is continuing to work with the Tr'ondek Hwech'in to finalize a broader benefits agreement that will result in the creation of sustainable value for both parties as the Coffee Project is developed.

Century and Borden Projects Revitalize 100 Year Old Porcupine Camp

Goldcorp is expected to complete a base case prefeasibility study on the *Century Project* (100% owned, Canada) in October 2017, based on over 4.5 million ounces of current Indicated resource, mainly from the Dome Century pit, in time for Goldcorp's 2017 Reserve and Resource update.

Tradeoff studies and further optimization will focus on evaluating the latest technologies to reduce project impact and footprint and to improve mining and processing efficiencies. Ore sorting technologies, co-mingling of tailings with waste rock (Eco-Tails) to reduce water use, conveying of rock from the pit, electrical and/or autonomous equipment, and optimized process plant design are just some examples of the ongoing trade-off studies under consideration.

At *Borden* (100% owned, Canada), construction of surface infrastructure to support the development of the exploration ramp is now complete. The current infrastructure can support the mine once in production. Ramp development has now reached 300 meters and is on schedule. The bulk sample is expected to commence in October 2018. Bulk sample extraction and critical mine production development will be conducted concurrently. The mine is expected to begin commercial production, as planned, in the second half of 2019.

Borden is made up of a 1,000 km^2 land package that provides significant exploration opportunity in a new mining district. With an exploration budget of $5.5 million for 2017, the first half of 2017 was focused on core re-logging and drilling to increase the structural understanding of the deposit. Regionally, till surveying and prospecting covered significant areas of the surrounding land package in order to generate additional exploration targets.

Borden will also benefit from a low-cost mill at the Porcupine complex, located in Timmins. To reduce site footprint and simplify permitting, ore is planned to be transported from Borden to the Porcupine process facility.

The project has demonstrated a strong focus on inclusion and consultation with local communities to underpin the viability, sustainability and profitability of the mine. First Nations negotiations are in progress and Goldcorp expects to be in a position to sign a collaboration agreement prior to the start of construction.

Positive Progress on the NuevaUnión Joint Venture

In collaboration with our joint venture partners, Teck Resources Limited, the prefeasibility study is being finalized on *NuevaUnión* (50% owned, Chile) and is expected to be completed early in the first quarter of 2018. There has been considerable progress made to date to combine the Relincho and El Morro projects and consolidate infrastructure, which is expected to result in a more robust combined project with a reduced environmental footprint, substantially reduced capital expenditures and an optimized plan including innovative technologies such as an autonomous mining fleet, low energy consumption process plant design, and hybrid conveyance system. While the prefeasibility study remains to be finalized, the many trade-off studies completed as part of the process have resulted in incorporating several value enhancing opportunities increasing confidence in the overall business case.

Goldcorp envisions a staged and internally financed capital program that would allow a large portion of the capital required to develop and construct future phases to be funded largely from internal cash flows.

Cerro Casale/Caspiche Joint Venture Applies Lessons of NuevaUnión Model and Undertakes Exploration Program

Cerro Casale/Caspiche (50% owned, Chile) has appointed a project director, Kim Hackney, to start building a dedicated project team based in Santiago, Chile. Kim is an engineer with more than 35 years of project development experience, most recently with Goldcorp and Newmont Mining Corporation, where he was an integral part of the project/construction teams at Peñasquito, Akyem, Boddington, Yanacocha and Batu Hijau.

The initial stage of the joint venture has been focused on planning a scope of work and budget to progress the project through 24 months of planned studies with key focus areas including:

- Geological review and resource models update for both Cerro Casale and Caspiche;
- Drilling campaign including infill, definition, geotechnical and metallurgical drilling for Cerro Casale and Caspiche;
- District exploration program underway to review prospects and identify targets including the satellite oxide pits at Cerro Casale for the upcoming drilling season;
- Trade-off engineering studies;
- Understanding the application of Goldcorp's patented Concentrate Enrichment Process ("CEP") to optimize concentrate quality; and
- Engaging various stakeholders and initiating a permitting strategy for the combined operation.

The lessons learned as part of the prefeasibility study at NuevaUnión will be beneficial as the joint venture advances through the prefeasibility stage. The joint venture will control more than 20,000 hectares of mineral properties, which contain a combined gold mineral reserve and resource estimate of 23.2 million ounces of Proven and Probable reserves, 26.7 million ounces of Measured and Indicated resources, and 7.8 million ounces of Inferred resources and a combined copper mineral reserve and resource estimate of 5.8 billion pounds of Proven and Probable reserves, 13 billion pounds of Measured and Indicated resources, and 2.7 billion pounds of Inferred resources (100% basis)[1].

Musselwhite Expansion on Time and On Budget

At *Musselwhite* (100% owned, Canada), the Materials Handling Project is advancing as planned and has now achieved 48% completion with detailed engineering mostly completed. The $90 million investment, which is expected to provide an after-tax IRR of 25% (based on current reserves only) through the construction of an underground winze and associated infrastructure, will result in a significant reduction in truck haulage and is expected to increase production by 20% while reducing operating costs by approximately 10%. The project will reduce reliance on high-cost truck haulage by significantly reducing uphill truck haulage between the winze and underground crushers leading to improved energy efficiency, reduced ventilation requirements, reduced mining costs, enhanced production schedule and potential to extend mine life through exploration success.

---

[1] Mineral Resources for the Caspiche project are derived from information provided by Exeter Resource Corporation effective June 7, 2017. Refer to Exeter's "Amended NI 43-101 Technical Report on the Caspiche Project Atacama Region, Chile dated 19 December 2014" as filed on SEDAR. Mineral Resources for Cerro Casale are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Refer to Barrick's Annual Information Form for the year ended December 31, 2016 and dated March 24, 2017 for further information on Cerro Casale Mineral Reserves and Mineral Resources estimates.

During the third quarter of 2017, the Materials Handling Project achieved a key milestone transitioning from lateral development to the construction and build phase. All equipment has been engineered with full automation capabilities. Hoisting, crushing, rock breaking and chutes have the ability to operate from multiple locations including underground, surface and long distance tele-operation from Thunder Bay. The current schedule will allow for increased efficiency, reduced ramp traffic and balanced power consumption. This will all be complimented by a threefold increase of ore storage capacity at different locations providing the operations flexibility while delivering continuous product to the mill.

Completion of the project remains on schedule and is expected in the first quarter of 2019.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Scientific and technical information contained in this press release was reviewed and approved by Dan Redmond, P.Geo, Director, Mine Planning and Reserves for Goldcorp, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Information on data verification performed on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Goldcorp's most recently filed annual information form and the current technical report for each of those properties, all available at www.sedar.com.

Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core and reverse circulation sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed Goldcorp's quality assurance and quality control protocols.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note Regarding Reserves and Resources

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this press release that are considered to be material mineral properties to the Company are contained in Goldcorp's most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Goldcorp's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Appendix 1

Cerro Negro Silica Cap drill intercepts **(link to coordinates)**:

HOLE ID	FROM (m)	TO (m)	TW (m)	Au g/t	Ag g/t
SCDD-17010	325.00	329.00	4.00 *	7.40	12.70
	344.00	383.80	39.80 *	5.95	14.41
SCDD-17011	76.00	80.00	4.00 *	15.70	88.91
	90.70	95.50	4.80 *	11.46	60.93
	215.30	221.70	6.40 *	8.91	52.85
SCDD-17014	221.20	229.25	5.16	5.72	49.84
SCDD-17016	169.80	170.70	0.84	3.03	34.64
	391.40	395.00	3.36	6.13	54.80
SCDD-17021	248.00	255.70	7.55	9.09	43.64
	451.00	456.10	4.39	3.71	16.12
SCDD-17029	80.50	112.50	30.69	19.10	76.40

Footnotes:

1. All gold and silver values are uncut. NSV = no significant value

2. True widths are estimated based on drill angle and interpreted geometry of mineralization

3. Details of analytical procedures including quality assurance / quality control can be found in the 2016 Technical Report filed on Sedar

4. Drill results were reviewed and approved by Cesar Riveros-MAusIMM (CP Geo), Exploration Superintendent, Cerro Negro

* apparent thickness

Coffee Project AmeriKona drill intercepts **(link to coordinates)**:

HoleID	Prospect	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au (g/t)
CFR1462	AmeriKona	NSV				
CFR1463	AmeriKona	65.5	82.3	16.8	11.2	2.17
and		96.0	108.2	12.2	8.1	1.74
CFR1464	AmeriKona	21.3	22.9	1.5	1.0	1.08
CFR1465	AmeriKona	106.7	125.0	18.3	12.2	1.39
CFR1466	AmeriKona	56.4	79.3	22.9	15.2	1.58
and		99.1	105.2	6.1	4.1	1.38
CFR1467	AmeriKona	NSV				
CFR1468	AmeriKona	88.4	115.8	27.4	18.3	1.37
CFR1469	AmeriKona	36.6	65.5	29.0	19.3	1.65

CFR1470	AmeriKona	152.4	164.6	12.2	8.1	2.79
and		187.5	199.6	12.2	8.1	1.14
CFR1471	AmeriKona	NSV				
CFR1452	Americano	38.1	68.6	30.5	20.3	7.24
CFR1453	Americano	50.3	53.3	3.1	2.0	1.10
CFR1454	Americano	10.7	12.2	1.5	1.0	1.38
CFR1455	Americano	59.4	65.5	6.1	4.1	3.12
CFR1456	Americano	NSV				
CFR1457	Americano	NSV				
CFR1458	Americano	64.0	68.6	4.6	3.0	1.97
and		94.5	97.5	3.1	2.0	3.93

Footnotes:

1. CFR = reverse circulation ("RC").

2. Data is current up to September 20, 2017.

3. All gold values are uncut.

4. True widths are estimated based on drill angle and interpreted geometry of mineralization to be approximately 2/3 of downhole width.

5. All samples were submitted for analysis to ALS, Vancouver, British Columbia. All samples were analyzed using a 30g fire assay with AES finish. Samples over 10ppm gold were reanalyzed using gravimetric finish. Batches were run at a minimum size of 30 samples, inserting a minimum of two standards, one blank and a field duplicate.

6. RC drill holes are sampled per 5' drill rod, with 'From/To' depth converted to metric (meters).

7. Tim Smith, P.Geo., Exploration Manager, is the QP responsible for the Coffee exploration programs.